Exhibit 17.1

January 10, 2011

Clear-Lite Holdings, Inc. / TAG Industries, Inc.
c/o Anslow & Jaclin, LLP
Attn: Joseph M. Lucosky
195 Route 9 South, Suite 204
Manalapan, NJ 07726

Re: Resignation

To Whom It May Concern:

I hereby tender my resignation as an employee, officer, and director of Clear-Lite Holdings, Inc., TAG Industries, Inc. and any other subsidiaries effective close of business as of the date of this letter.

Regards,

/s/ Thomas J. Irvine
Thomas J. Irvine